EXHIBIT 99.1

Hydrogenics Awarded Contract by US Hybrid Corporation to Deliver Five HyPM(TM)HD Series Power Modules for Heavy Duty Mobility

MISSISSAUGA, Ontario, Jan. 27, 2012 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and fuel cell products, today announced that the Company has received orders, for the delivery of five new generation HyPM™HD Series Fuel Cell Power Modules from US Hybrid of Torrance, California. US Hybrid specializes in the design and manufacture of power conversion systems for medium and heavy duty electric, hybrid and fuel cell commercial buses and trucks. The power modules will be used in a dump truck, a step van and several buses. The vehicles are part of a government funded program managed by the High Technology Development Corporation's Hawaii Center for Advanced Transportation Technologies and will be deployed for a variety of end users in Hawaii.

This sale establishes the first order of the new generation of HyPM™ HD series product which was formally launched in November 2011 at the Fuel Cell Seminar in Orlando, Florida.

"We were delighted by the market response to the launch of our high power range of HD product last year and are very pleased to have received this order. High power density, minimal footprint and ease of integration make the HD series an excellent fit for bus and heavy mobility applications," said Daryl Wilson, Hydrogenics President and Chief Executive Officer.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

CONTACT: Company Contact:
         Jennifer Barber, Chief Financial Officer
         (905) 361 3638
         investors@hydrogenics.com